TASEKO REPORTS $32 MILLION OF ADJUSTED EBITDA IN THE
THIRD QUARTER 2020

This release should be read with the Company's Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko's 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

October 26, 2020, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") reports earnings from mining operations before depletion and amortization* of $35.7 million, Adjusted EBITDA* of $31.5 million and Net income of $1.0 million, or $nil per share, in the third quarter of 2020.

Stuart McDonald, President of Taseko, stated, "The price of copper continued its recovery in the third quarter, with the price increasing from an average of US$2.43 in the second quarter to just under $3.00 in the third quarter. This copper price gain contributed to our strong EBITDA and cash flow generation. Taseko's cash position further increased this quarter to $73 million, up $9 million from the end of June. Sales for the quarter were 29 million pounds and we generated a healthy operating margin of nearly 40%."

Mr. McDonald continued, "Through nine months, we have produced 98 million pounds of copper at Gibraltar, in line with our original guidance of 130 million pounds (+/-5%). Third quarter copper production was 29 million pounds. While we anticipated copper grade more in line with the life of mine average in the third quarter, the final benches of the Granite pit did not produce the copper grade we were expecting, and head grade for the period averaged 0.23%. Molybdenum production in the third quarter remained strong at 668 thousand pounds, due to both grade and recoveries."

Russell Hallbauer, CEO and Director, commented, "At our Florence Copper Project, permitting and financing activities are progressing. The public comment period for the Aquifer Protection Permit concluded in October and the state agency is now reviewing and will be responding to submitted comments as required and we expect the final state permit to be issued in the coming weeks. The EPA is advancing their permitting work and we continue to anticipate the Underground Injection Control Permit to be issued in early 2021. On the financing front, discussions are ongoing with multiple parties for various funding opportunities. Financing activities continue to track well with permitting progress," continued Mr. McDonald.

*Non-GAAP performance measure. See end of news release.

"In March, after the price of copper dramatically declined, Taseko developed a short-term plan to respond to the lower pricing environment. The plan, which significantly reduced our costs since April, was effective and allowed the Company to maintain strong cash flow and continue to advance our Florence Copper Project. With a strengthening copper price this quarter, we began increasing mining rates in September resulting in slightly higher site spending over the second quarter. Going forward, the Pollyanna pit will be the main source of ore through mid-2021 at which point we expect to begin mining ore from the Gibraltar pit. Ore from the Gibraltar pit will require less energy to grind, resulting in substantial productivity and cost benefits.

Maintaining a healthy operating margin will continue to drive our operational decisions. The rebounded copper price has allowed us to revert to normal mining rates while continuing to generate robust cash flow for the Company. We will balance spending and operating margin with long-term mine plan requirements, as we have always done," concluded Mr. Hallbauer.

Third Quarter Review

  Earnings from mining operations before depletion and amortization* was $35.7 million, and Adjusted EBITDA* was $31.5 million;

  Cash flow from operations was $31.0 million and the Company had an ending cash balance at September 30, 2020 of $72.7 million;

  The Gibraltar Mine produced 28.9 million pounds of copper in the third quarter. Copper recoveries were 85.0% and copper head grades were 0.23%;

  In March, management implemented a revised mine plan and budget for Gibraltar which reduced site spending over the last six months.  Although total site spending in the current quarter increased from the previous quarter due to higher mining rates, they were still 19% lower than the same quarter in the prior year;

  Gibraltar sold 28.6 million pounds of copper in the quarter (100% basis) which resulted in $86.8 million of revenue for Taseko.  Average LME copper prices were US$2.96 per pound in the quarter and revenue also included positive provisional price adjustments of $4.4 million;

  Net income (GAAP) for the third quarter was $1.0 million ($nil per share).  Adjusted net loss* was $5.8 million ($0.02 loss per share);

  Gibraltar extended its five-year copper concentrate offtake contract, for roughly 50% of its production, for an additional year  which is expected to result in a 30% reduction in treatment & refining costs in 2021, reflecting the continued tight physical copper concentrate market conditions and the strategic demand for Gibraltar's high quality concentrates; and

  The Arizona Department of Environmental Quality ("ADEQ") issued the draft Aquifer Protection Permit for the Florence Copper Project on August 6, 2020, which was followed by a public hearing and a public comment period which ended on October 12, 2020.

*Non-GAAP performance measure. See end of news release.

Outlook

  Annual production guidance for 2020 remains unchanged at 130 million pounds (+/-5%); and

  Preparations to begin mining the Gibraltar pit in 2021 commenced in the third quarter. This new mining sequence will reduce capital costs and provide operating efficiencies and improve operating costs.

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Change	2020	2019	Change
Tons mined (millions)	23.3	24.7	(1.4)	72.3	74.7	(2.4)
Tons milled (millions)	7.5	7.5	-	22.6	22.1	0.5
Production (million pounds Cu)	28.9	33.0	(4.1)	98.1	92.5	5.6
Sales (million pounds Cu)	28.6	33.5	(4.9)	99.0	89.1	9.9

Financial Data	Three months ended September 30,			Nine months ended September 30,
(CDN$ in thousands, except for per share amounts)	2020	2019	Change	2020	2019	Change
Revenues	87,780	82,436	5,344	255,869	239,231	16,638
Earnings from mining operations before depletion and amortization*	35,705	12,317	23,388	91,964	46,692	45,272
Adjusted EBITDA*	31,545	7,906	23,639	87,751	32,811	54,940
Cash flows provided by operations	31,021	15,150	15,871	85,771	33,414	52,357
Adjusted net loss*	(5,754)	(20,561)	14,807	(19,066)	(52,451)	33,385
Per share - basic ("adjusted EPS")*	(0.02)	(0.08)	0.06	(0.08)	(0.22)	0.14
Net income (loss) (GAAP)	987	(24,508)	25,495	(29,218)	(43,451)	14,233
Per share - basic ("EPS")	-	(0.10)	0.10	(0.12)	(0.18)	0.06

*Non-GAAP performance measure. See end of news release.

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)

Operating data (100% basis)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Tons mined (millions)	23.3	20.5	28.5	25.8	24.7
Tons milled (millions)	7.5	7.7	7.5	7.8	7.5
Strip ratio	1.5	1.9	2.7	2.1	3.0
Site operating cost per ton milled (CDN$)*	$9.57	$7.66	$9.52	$10.46	$10.83
Copper concentrate
Head grade (%)	0.228	0.281	0.259	0.253	0.249
Copper recovery (%)	85.0	85.2	83.4	84.5	87.7
Production (million pounds Cu)	28.9	36.8	32.4	33.4	33.0
Sales (million pounds Cu)	28.6	39.3	31.1	33.3	33.5
Inventory (million pounds Cu)	3.6	3.8	6.4	5.0	5.0
Molybdenum concentrate
Production (thousand pounds Mo)	668	639	412	728	620
Sales (thousand pounds Mo)	693	656	403	791	518
Per unit data (USD per pound produced)*
Site operating costs*	$1.85	$1.15	$1.64	$1.85	$1.88
By-product credits*	(0.14)	(0.11)	(0.11)	(0.16)	(0.16)
Site operating costs, net of by-product credits*	$1.71	$1.04	$1.53	$1.69	$1.72
Off-property costs	0.29	0.30	0.29	0.32	0.33
Total operating costs (C1)*	$2.00	$1.34	$1.82	$2.01	$2.05

OPERATIONS ANALYSIS

Third Quarter Results

To-date, there have been no interruptions to the Company's operations, logistics and supply chains as a result of the COVID-19 pandemic.  Heightened health and safety protocols continue to be implemented and monitored for effectiveness.  In light of the overall economic volatility experienced earlier this year due to COVID-19, management implemented a revised mining plan in March that reduced costs over the last six months while still maintaining long-term mine plan requirements.

Copper production in the third quarter was 28.9 million pounds.  Copper grades in the final benches of the Granite pit were lower than expected. Mining in the Granite pit was completed in early October.

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS - CONTINUED

Total site spending (including capitalized stripping) increased by 10% over the previous quarter as the mining rate increased in accordance with the revised operating plan, but remained 19% lower than the third quarter of 2019.  Gibraltar has benefited from continued lower input costs, including diesel fuel which remained 25% lower than 2019 average prices in the quarter.  Shorter haul distances in the Pollyanna pit also contributed to lower spending.  The strip ratio for the third quarter was 1.5 to 1 and was lower due to less waste rock remaining in the Granite pit, which resulted in ore stockpiles increasing in the third quarter.

Molybdenum production was 668 thousand pounds in the third quarter, an increase from the prior quarter due to higher molybdenum grade, which also increased recovery.  Molybdenum prices were lower in the third quarter and averaged US$7.71 per pound compared to US$8.37 per pound in the prior quarter and US$11.83 per pound in Q3 2019.  By-product credits per pound of copper produced* was US$0.14 in the third quarter, an increase of US$0.03 over the prior quarter.

Off-property costs per pound produced* were US$0.29 for the third quarter of 2020 and consist of concentrate treatment, refining and transportation costs. These costs are in line with recent quarters relative to pounds of copper sold.

Total operating costs per pound produced (C1)* increased to US$2.00 from US$1.34 in the prior quarter, which was primarily due to lower copper production, a stronger Canadian dollar exchange rate, and a lower allocation of costs to capitalized stripping in the current quarter.

GIBRALTAR OUTLOOK

Annual production guidance for 2020 remains at 130 million pounds +/-5%.  With spot copper prices returning to longer term levels, total site spending is expected to start returning to be in line with pre-COVID levels starting in the fourth quarter.

With the Granite pit now complete, mining has transitioned to the Pollyanna pit which will be the main ore source in 2021. Gibraltar pit mining will commence in the first part of 2021 with ore release occurring in the second half of the year.  Ore from the Gibraltar pit is expected to require less energy to grind which will provide substantial productivity and cost improvements when processed.

Copper prices have recovered swiftly due to recovery in Chinese demand coupled with continued supply disruptions, most notably in South America. Many governments are now focusing on increased infrastructure investment to stimulate growth following the pandemic and the need for metals such as copper should result in increased near term demand.  The medium to long-term fundamentals for copper remain strong and most industry analysts are projecting ongoing supply constraints and deficits in the years ahead after the economic recovery, which should bring higher copper prices. Molybdenum prices have also started to recover since August, as demand has improved in key steel-making regions.

*Non-GAAP performance measure. See end of news release.

REVIEW OF PROJECTS

Taseko's strategy has been to grow the Company from the operating cash flow and credit quality of the Gibraltar Mine to assemble and develop a pipeline of complimentary projects.  We continue to believe this will generate long-term returns for shareholders. Our development projects are focused primarily on copper and are located in stable mining jurisdictions in British Columbia and Arizona.  Our current focus is on the near-term development of the Florence Copper Project.

Florence Copper Project

Management is pleased with the results of its Production Test Facility ("PTF") which has provided valuable data to validate the Company's modelled assumptions and operating parameters. This data is being used to refine operating plans for the commercial operation.

Steady state operation of the PTF was achieved in 2019 and the focus turned to testing different wellfield operating strategies, including adjusting pumping rates, solution strength, flow direction, and the use of packers in recovery and injection wells to isolate different zones of the ore body. The operating team has used physical and operating control mechanisms to adjust solution chemistry and flow rates and has successfully achieved targeted copper concentration in solution. Pregnant leach solution ("PLS") grade in the centre recovery well (most representative of the performance of the commercial wellfield) achieved targeted levels and the SX/EW plant was producing at an annualized rate of one million pounds of copper cathode per year prior to switching to the rinsing phase of testing in late June 2020.  Data collected during this final rinsing phase will further inform commercial operations.

Two permits are required to commence construction of the commercial scale wellfield at Florence Copper, which is expected to produce 85 million pounds of copper cathode annually for 20 years.  These are the Aquifer Protection Permit ("APP") from the Arizona Department of Environmental Quality ("ADEQ") and the Underground Injection Control ("UIC") Permit from the U.S. Environmental Protection Agency ("EPA").

On August 6, 2020, the draft APP was issued by the ADEQ and a public comment period was initiated.  As part of the public comment period, a public hearing was held by the ADEQ on September 9. During this hearing, the Florence Copper Project received overwhelming support from local community members, local business owners, elected state officials and city councillors, a state senator and representatives from the technical services sector. The public comment period ended on October 12 and the ADEQ is reviewing comments received before issuing the final permit.

The EPA is also nearing completion of its technical review for the UIC permit and no significant issues have been identified.  While progress is being made, the COVID-19 situation in Arizona has had an impact on the EPA process and this has extended the timeline by a few months, but management still expects the project will be fully permitted in early 2021.

REVIEW OF PROJECTS - CONTINUED

The Company continued to advance discussions with interested parties regarding the potential sale of a minority interest in the Florence Copper Project, and the proceeds of any such sale could fund a significant portion of the capital required to develop the commercial operation. Discussions with potential lenders and other finance providers are ongoing. The Company targets having a committed financing package in place prior to receipt of the permits.

Total net expenditures at the Florence Copper Project during the first nine months of 2020 were $13.3 million including operation of the PTF and other project development costs.

Yellowhead Copper Project

In January 2020, the Company announced the results of its technical studies on Yellowhead Mining Inc. ("Yellowhead") which resulted in a 22% increase in recoverable copper reserves and significantly improved project economics. The Company filed a new NI 43-101 technical report dated January 16, 2020 (the "Technical Report") on SEDAR. Yellowhead holds a 100% interest in a copper-gold-silver development project located in south-central British Columbia.

The Technical Report outlines a new development plan for the project, which includes an 817 million tonne reserve and a 25-year mine life with a pre-tax NPV of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price.  This represents a $500 million increase over the 2014 Feasibility Study completed by the previous owner. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period.  Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1 cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead Copper Project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is focusing its current efforts on advancing the environmental assessment and some additional engineering work in conjunction with ongoing engagement with local communities including First Nations.  A focus group has been formed between the Company and high-level regulators in the appropriate Provincial Ministries in order to expedite the advancement of the environmental assessment and the permitting of the project. Management also commenced joint venture partnering discussions in 2020 with a number of strategic industry groups that are interested in potentially investing in the Yellowhead project in combination with acquiring the significant copper offtake rights.

In May 2020, the Company announced it has entered into an agreement with an Indigenous Nation regarding Taseko's intentions to commence the regulatory approval process of the Yellowhead Copper Project. The agreement represents Taseko's commitment to recognize and respect the Nation's inherent right to govern its lands, and the importance of assessing the Yellowhead Copper Project in accordance with its values, laws, and community aspirations to make an informed decision on the project.

REVIEW OF PROJECTS - CONTINUED

New Prosperity Gold-Copper Project

On December 5, 2019, the Company announced that the Tŝilhqot'in Nation as represented by Tŝilhqot'in National Government and Taseko have entered into a dialogue, facilitated by the Province of British Columbia, to try to obtain a long-term solution to the conflict regarding Taseko's proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko's commercial interests and the opposition of the Tŝilhqot'in Nation to the Project. While the details of this process are confidential, in order to facilitate a dialogue, the parties have agreed to a standstill on certain outstanding litigation and regulatory matters which relate to Taseko's tenures and the area in the vicinity of Teztan Biny (Fish Lake).

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley Niobium project continue. The pilot plant program commenced in the second quarter of 2019 has successfully completed the niobium flotation process portion of the test, raising confidence in the design and providing feed to begin the converter portion of the process. Completion of the converter portion of the pilot plant will provide additional process data to support the design of the commercial process facilities and provide final product samples for marketing purposes.

Note: Gibraltar is a contractual, unincorporated joint venture between Taseko Mines Limited (75% interest) and Cariboo Copper Corp. (25% interest). All production and sales figures are reported on a 100% basis, unless otherwise noted.

The Company will host a telephone conference call and live webcast on Tuesday, October 27, 2020 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results.  After opening remarks by management there will be a question and answer session open to analysts and investors.

The conference call may be accessed by dialing (888) 390-0546 in Canada and the United States, or (416) 764-8688 internationally.

The conference call will be archived for later playback until November 13, 2020 and can be accessed by dialing (888) 390-0541 in Canada and the United States, or (416) 764-8677 internationally and using the passcode 277617 #.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer

CEO and Director

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2020	2019	2020	2019
Cost of sales	75,969	98,173	240,459	270,915
Less:
Depletion and amortization	(23,894)	(28,054)	(76,554)	(78,376)
Net change in inventories of finished goods	1,415	(1,272)	(3,026)	6,763
Net change in inventories of ore stockpiles	4,186	(2,690)	4,729	(3,103)
Transportation costs	(4,127)	(4,889)	(14,480)	(12,807)
Site operating costs	53,549	61,268	151,128	183,392
Less by-product credits:
Molybdenum, net of treatment costs	(4,109)	(4,957)	(11,592)	(20,020)
Silver, excluding amortization of deferred revenue	(54)	(308)	(436)	(588)
Site operating costs, net of by-product credits	49,386	56,003	139,100	162,784
Total copper produced (thousand pounds)	21,658	24,720	73,552	69,381
Total costs per pound produced	2.28	2.27	1.89	2.35
Average exchange rate for the period (CAD/USD)	1.33	1.32	1.35	1.33
Site operating costs, net of by-product credits (US$ per pound)	1.71	1.72	1.40	1.77
Site operating costs, net of by-product credits	49,386	56,003	139,100	162,784
Add off-property costs:
Treatment and refining costs	4,254	5,792	18,070	15,898
Transportation costs	4,127	4,889	14,480	12,807
Total operating costs	57,767	66,684	171,650	191,489
Total operating costs (C1) (US$ per pound)	2.00	2.05	1.72	2.08

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses; and
  Unrealized gain/loss on copper put and fuel call options.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands, except per share amounts)	2020	2019	2020	2019
Net income (loss)	987	(24,508)	(29,218)	(43,451)
Unrealized foreign exchange (gain) loss	(7,512)	3,569	9,250	(9,378)
Unrealized loss on copper put and fuel call options	1,056	518	1,236	518
Estimated tax effect of adjustments	(285)	(140)	(334)	(140)
Adjusted net loss	(5,754)	(20,561)	(19,066)	(52,451)
Adjusted EPS	(0.02)	(0.08)	(0.08)	(0.22)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses,
  Unrealized gain/loss on copper put and fuel call options, and
  Amortization of share-based compensation expense.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2020	2019	2020	2019
Net income (loss)	987	(24,508)	(29,218)	(43,451)
Add:
Depletion and amortization	23,894	28,054	76,554	78,376
Finance expense	11,203	10,425	32,435	30,215
Finance income	(4)	(482)	(202)	(1,089)
Income tax recovery	(580)	(9,853)	(6,372)	(24,794)
Unrealized foreign exchange (gain) loss	(7,512)	3,569	9,250	(9,378)
Unrealized loss on copper put and fuel call options	1,056	518	1,236	518
Amortization of share-based compensation expense	2,501	183	4,068	2,414
Adjusted EBITDA	31,545	7,906	87,751	32,811

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2020	2019	2020	2019
Earnings (loss) from mining operations	11,811	(15,737)	15,410	(31,684)
Add:
Depletion and amortization	23,894	28,054	76,554	78,376
Earnings from mining operations before depletion and amortization	35,705	12,317	91,964	46,692

Site operating costs per ton milled

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands, except per ton milled amounts)	2020	2019	2020	2019
Site operating costs (included in cost of sales)	53,549	61,268	151,128	183,392

Tons milled (thousands) (75% basis)	5,595	5,660	16,965	16,550
Site operating costs per ton milled	$9.57	$10.83	$8.91	$11.08

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
  uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements.  Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.  We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.  Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.